ADMINISTRATION AGREEMENT

BNY MELLON FUNDS TRUST
240 Greenwich Street
New York, New York 10286

June 14, 2000
Amended as of June 3, 2019

The Bank of New York Mellon
One Mellon Bank Center
Pittsburgh, PA 15258

Ladies and Gentlemen:

The above-named investment company (the "Fund") consisting of the series named on Exhibit A hereto, as such Exhibit may be revised from time to time (each, a "Series"), herewith confirms its agreement with you as follows:

The Fund desires to employ its capital by investing and reinvesting the same in investments of the type and in accordance with the limitations specified in each Series' Prospectus and Statement of Additional Information as from time to time in effect, copies of which have been or will be submitted to you, and in such manner and to such extent as from time to time may be approved by the Fund's Board. The Fund employs BNY Mellon Investment Adviser, Inc. (the "Adviser") to act as its investment adviser and desires to employ you to act as its administrator.

In connection with your serving as administrator to the Fund, it is understood that from time to time you will employ or associate with yourself such person or persons as you may believe to be particularly fitted to assist you in the performance of this Agreement. Such person or persons may be officers or employees of both you and the Fund. The compensation of such person or persons shall be paid by you and no obligation may be incurred on the Fund's behalf in any such respect. We have discussed and concur in your employing on this basis BNY Mellon Investment Adviser, Inc. to act as the Fund's sub-administrator (the "Sub-Administrator") to provide sub-administrative services to the Fund.

Subject to the supervision and approval of the Fund's Board, you will assist in supervising all aspects of the Fund's operations except investment management of each Series' portfolio, which shall be performed by the Adviser under its Investment Advisory Agreement with the Fund. It is understood that you shall not act and shall not be required to act as an investment adviser or have any authority to supervise the investment or reinvestment of the cash, securities or other property comprising each Series' assets or to determine what securities or other property may be purchased or sold by the Fund.

You will supply office facilities (which may be in your own offices), data processing services, clerical, accounting and bookkeeping services, internal auditing and legal services, internal executive and administrative services, and stationery and office supplies; prepare reports to each Series' shareholders, tax returns, reports to and filings with the Securities and Exchange Commission and state Blue Sky authorities; calculate the net asset value of each Series' shares. In addition, with respect to the Fund's Class M shares and Investor shares only, you will pay the fees and expenses of the Fund's transfer agent attributable to the Fund's Class M shares and Investor shares, other than fees and expenses of the transfer agent associated with cash management and related services.

You shall exercise your best judgment in rendering the services to be provided to the Fund hereunder and the Fund agrees as an inducement to your undertaking the same that you shall not be liable hereunder for any error of judgment or mistake of law or for any loss suffered by the Fund or one or more Series, provided that nothing herein shall be deemed to protect or purport to protect you against any liability to the Fund or a Series or to its security holders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

In consideration of services rendered pursuant to this Agreement, the Fund will pay you a fee calculated daily and paid monthly at the annual rate of the following percentages of each Series' aggregate average daily net assets: 0.15% of such assets through $6 billion; 0.12% of such assets greater than $6 billion through $12 billion; and 0.10% of such assets greater than $12 billion. No fee shall be applied to assets held by BNY Mellon Asset Allocation Fund or BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund which are invested in (i) shares of the other investment companies, including other Series, funds in the BNY Mellon Family of Funds and unaffiliated open-end funds, closed-end funds and exchange-traded funds or (ii) with respect to BNY Mellon Asset Allocation Fund only, cash or money market instruments.

Net asset value shall be computed on such days and at such time or times as described in the Series' then-current Prospectus and Statement of Additional Information. The fee for the period from the date of the commencement of the public sale of a Series' shares to the end of the month during which such sale shall have been commenced shall be pro-rated according to the proportion which such period bears to the full monthly period, and upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be pro-rated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

For the purpose of determining fees payable to you, the value of each Series' net assets shall be computed in the manner specified in the Series' then-current Prospectus and Statement of Additional Information for the computation of the value of the Series' net assets.

You will bear all expenses in connection with the performance of your services under this Agreement. All other expenses to be incurred in the operation of the Fund will be borne by the Fund, except to the extent specifically assumed by you or the Adviser. The expenses to be borne by the Fund include, without limitation, the following: organizational costs, taxes, interest, loan commitment fees, interest and distributions paid on securities sold short, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Adviser or you or any of the Adviser's or your affiliates, Securities and Exchange Commission fees and state Blue Sky qualification fees, advisory and administration fees, charges of custodians, transfer and dividend disbursing agents' fees (other than with respect to Class M shares and Investor shares), certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining the Fund's existence, costs of independent pricing services, costs of shareholders' reports and corporate meetings, costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, and any extraordinary expenses.

The Fund understands that you may act as administrator of various investment companies and fiduciary or other managed accounts, and the Fund has no objection to your so acting. In addition, it is understood that the persons employed by you to assist in the performance of your duties hereunder will not devote their full time to such service and nothing contained herein shall be deemed to limit or restrict your right or the right of any of your affiliates to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

Any person, even though also your officer, director, partner, employee or agent, who may be or become an officer, Board member, employee or agent of the Fund, shall be deemed, when rendering services to the Fund or acting on any business of the Fund, to be rendering such services to or acting solely for the Fund and not as your officer, director, partner, employee, or agent or one under your control or direction even though paid by you.

As to each Series, this Agreement shall continue until the date set forth opposite such Series' name on Exhibit A hereto (the "Reapproval Date") and thereafter shall continue automatically for successive annual periods ending on the day of each year set forth opposite the Series' name on Exhibit A hereto (the "Reapproval Day"), provided such continuance is specifically approved at least annually by (i) the Fund's Board or (ii) vote of a majority (as defined in the Investment Company Act of 1940, as amended) of such Series' outstanding voting securities, provided that in either event its continuance also is approved by a majority of the Fund's Board members who are not "interested persons" (as defined in said Act) of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Series, this Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of holders of a majority of such Series' outstanding voting securities or, upon not less than 90 days' notice, by you. This Agreement also will terminate automatically, as to the relevant Series, in the event of its assignment (as defined in said Act).

The Fund recognizes that from time to time your directors, officers and employees may serve as directors, trustees, partners, officers and employees of other corporations, business trusts, partnerships or other entities (including other investment companies) and that your corporation or its affiliates may enter into administration or other agreements with such other entities. If you cease to act as the Fund's administrator, the Fund agrees that, at your request, the Fund will take all necessary action to change the name of the Fund to a name not including "BNY Mellon" or "BNY Mellon Wealth Management" in any form or combination of words.

No provision of this Agreement may be changed, waived or discharged unless signed in writing by the parties hereto. This Agreement shall be governed by the laws of the State of New York, without regard to the conflict of law principles thereof, provided that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended. This Agreement may be executed in several counterparts, each of which shall be deemed an original for all purposes, including judicial proof of the terms hereof, and all of which together shall constitute and be deemed one and the same agreement. Nothing in this Agreement shall be deemed a limitation or waiver of any obligation or duty that may not by law be limited or waived. If any one or more of the provisions of this Agreement shall be held contrary to express law or against public policy, or shall for any reason whatsoever be held invalid, then such provisions shall be deemed severable from the remainder of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

This Agreement has been executed on behalf of the Fund by the undersigned officer of the Fund in his capacity as an officer of the Fund. The obligations of this Agreement shall only be binding upon the assets and property of the Fund and shall not be binding upon any Board member, officer or shareholder of the Fund individually.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

BNY MELLON FUNDS TRUST

By: /s/ Natalya Zelensky Name: Natalya Zelensky Title: Vice President and Assistant Secretary
Accepted:

THE BANK OF NEW YORK MELLON

By: /s/ Patrick T. Crowe Name: Patrick T. Crowe Title: Managing Director

EXHIBIT A

Name of Series	Reapproval Date	Reapproval Day
BNY Mellon Asset Allocation Fund	June 1, 2020	June 1st
BNY Mellon Bond Fund	June 1, 2020	June 1st
BNY Mellon Corporate Bond Fund	June 1, 2020	June 1st
BNY Mellon Emerging Markets Fund	June 1, 2020	June 1st
BNY Mellon Focused Equity Opportunities Fund	June 1, 2020	June 1st
BNY Mellon Income Stock Fund	June 1, 2020	June 1st
BNY Mellon Intermediate Bond Fund	June 1, 2020	June 1st
BNY Mellon International Equity Income Fund	June 1, 2020	June 1st
BNY Mellon International Fund	June 1, 2020	June 1st
BNY Mellon Large Cap Stock Fund	June 1, 2020	June 1st
BNY Mellon Massachusetts Intermediate Municipal Bond Fund	June 1, 2020	June 1st
BNY Mellon Mid Cap Multi-Strategy Fund	June 1, 2020	June 1st
BNY Mellon Government Money Market Fund	June 1, 2020	June 1st
BNY Mellon Municipal Opportunities Fund	June 1, 2020	June 1st
BNY Mellon National Intermediate Municipal Bond Fund	June 1, 2020	June 1st
BNY Mellon National Municipal Money Market Fund	June 1, 2020	June 1st
BNY Mellon National Short-Term Municipal Bond Fund	June 1, 2020	June 1st
BNY Mellon New York Intermediate Tax-Exempt Bond Fund	June 1, 2020	June 1st
BNY Mellon Pennsylvania Intermediate Municipal Bond Fund	June 1, 2020	June 1st

BNY Mellon Short-Term U.S. Government Securities Fund	June 1, 2020	June 1st
BNY Mellon Small Cap Multi-Strategy Fund	June 1, 2020	June 1st
BNY Mellon Small/Mid Cap Multi-Strategy Fund	June 1, 2020	June 1st
BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund	June 1, 2020	June 1st